Carol J. Ward

Vice President and Corporate Secretary

April 30, 2009

VIA EDGAR

Mr. H. Roger Schwall

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kraft Foods Inc.

Definitive Proxy Statement on Schedule 14A

Filed March 31, 2009

File No. 001-16483

Dear Mr. Schwall:

Reference is made to your letter dated April 20, 2009 regarding comments by the staff of the U.S. Securities and Exchange Commission (“Staff”) with respect to the above-captioned filing of Kraft Foods Inc. (the “Company” or “Kraft Foods”). This letter responds to each comment of that letter. For ease of reference, the numbered paragraphs below correspond to the numbered paragraphs in that letter. The Staff comments appear in bold italics and the Company responses follow.

Schedule 14A Filed March 31, 2009

1.	Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use in each case. After our review of your responses, we may raise additional comments.

We confirm that we will comply with the following Staff comments in all future filings. We have also included an example of the disclosure we intend to use in each of our responses below.

Compensation Discussion & Analysis

Annual Cash Incentives, page 38

2.	We note your statement that “the Committee retains up to 25 percentage points of discretionary authority to adjust the business rating. This discretionary authority was implemented to increase or decrease business unit ratings based on several factors . . . .” Please clarify whether the discretionary authority is 25 percent up or 25 percent down; 12.5 percent up and 12.5 percent down; or some other range of upward and downward discretion.

Three Lakes Drive • Northfield, IL 60093 • Phone 847.646.8694 • Fax 847.646.2753

The Company’s Human Resources and Compensation Committee (the “Committee”) has discretionary authority to adjust business ratings upward by up to 25 percentage points or downward by up to 25 percentage points. In future filings, we will indicate, as applicable, the level of discretionary authority retained by the Committee and the amount of authority to adjust ratings upward and downward. For example, we would revise the above statement as follows: “the Committee retains discretionary authority to adjust the business rating upwards by up to 25 percentage points or downwards by up to 25 percentage points.”

Performance Shares, page 42

3.	We note your statement that “[f]or executive officers participating in a previous performance cycle, the final award will be adjusted to compensate for the shift in payment timing.” Please explain this in greater detail to clarify what the adjustments will be.

Prior to 2007, Kraft Foods’ Long-Term Incentive Plan (“LTIP”) was based on end-to-end, three-year performance cycles. That is, a new performance cycle began only every three years. Beginning with the 2007 – 2009 performance cycle, we changed our approach. Our LTIP now has continuous overlapping performance cycles. That is, a new three-year performance cycle begins each year. This approach utilizes more frequent, but smaller, grants of performance shares. Consequently, for awards granted in 2007 and 2008 (essentially a transition period) to participants in previous end-to-end award cycles, we applied a transition multiplier of 183.3% to the 2007 – 2009 LTIP awards and of 116.67% to the 2008 – 2010 LTIP awards. We calculated these transition multipliers to result in grants of equivalent target award levels to participants in previous end-to-end performance cycles.

We call your attention to footnote 2 to the 2008 Grants of Plan-Based Awards Table on page 51 of the Company’s Schedule 14A. There we describe the transition multiplier for the 2008 – 2010 LTIP. In future filings, we will also disclose the transition multiplier in the discussion of performance shares. For example, we would revise the above statement as follows: “For executive officers participating in a previous performance cycle, we will increase the respective target levels for the final awards under the 2008 – 2010 LTIP by 16.67% to compensate for the shift in the payment timing.”

Compensation Paid to Named Executive Officers in 2008, page 45

4.	We note your discussion of mid-year salary increases for the named executive officers. Your discussion discloses that increases were made and explains why they were made, but you omit the amounts of the base salaries before and after the increases. Please add this information, since the “Salary” column in the Summary Compensation Table reflects amounts actually paid over a given year rather than prior and current base salaries.

In future filings, we will disclose the amount of the named executive officers’ salaries before and after any salary increase and the effective date of the increase. For example, we would revise the disclosures under “Compensation Paid to Named Executive Officers in 2008” to include the following information in narrative form with respect to each named executive officer:

Name	Salary on December 31, 2007	Date of Change in Salary	Salary Following Change and at Year-end 2008
Irene Rosenfeld	$1,400,000	April 1, 2008	$1,470,000
Timothy McLevish	$675,000	April 1, 2008	$700,000
Marc Firestone	$635,000	January 1, 2008	$660,000
Sanjay Khosla	$700,000	April 1, 2008	$720,000
Richard Searer	$700,000	April 1, 2008	$725,000

Three Lakes Drive • Northfield, IL 60093 • Phone 847.646.8694 • Fax 847.646.2753

Please note, however, that for 2009, none of the named executive officers will receive a base salary increase. We will indicate that in our disclosure related to 2009.

Policy With Respect to Qualifying Compensation for Tax Deductibility, page 48

5.	We note your statement that “[f]or 2008, . . . restricted stock grants awarded to covered employees were subject to, and made in accordance with, performance-based compensation arrangements previously implemented that were intended to qualify as tax deductible.” Your discussion on pages 43 and 44, however, appears to indicate that the restricted stock grants are time-vested and are not performance-based (as opposed to the LTIP performance shares, which are described on page 42 as being performance-based). Please explain and clarify.

We intend to qualify time-vested restricted stock awards granted to our executive officers as tax-deductible and exempt from the deductibility limitations of Section 162(m) of the Internal Revenue Code (“Section 162(m)”). To do so, in January 2007, the Committee approved a formula to determine the maximum number of restricted shares that could be awarded to named executive officers contingent upon the achievement of adjusted net earnings during a one-year performance period prior to the stock grant. By setting a maximum number of restricted shares awarded to named executive officers contingent upon achievement of a financial outcome, we believe that these awards are exempt from the Section 162(m) tax deductibility limits.

Under the formula, the maximum number of restricted shares that could be awarded under our 2008 annual restricted stock awards program was equal to 1.00% of Kraft Foods’ adjusted net earnings in 2007. We defined adjusted net earnings as net earnings before extraordinary items, discontinued operations and the cumulative effect of accounting changes and excluding certain other items designated by the Committee. In addition, Kraft Foods’ 2005 Performance Incentive Plan limits individual annual restricted stock awards to 1.0 million shares.

In February 2008, using the adjusted net earnings formula, we determined the grant value pool for the 2008 annual restricted stock awards. The maximum award available for grant to Kraft Foods’ Chief Executive Officer was equal to one-third of the pool. The remaining two-thirds of the pool was available for allocation among the remaining covered officers, including the named executive officers, subject in each instance to the maximum individual award amount under the 2005 Performance Incentive Plan.

In determining the 2008 restricted stock awards, the Committee exercised discretion and, taking into account competitive market conditions and individual performance, awarded the named executive officers shares of restricted stock below the maximum amounts established by the formula. In future filings, we will disclose the above information.

* * * * *

Three Lakes Drive • Northfield, IL 60093 • Phone 847.646.8694 • Fax 847.646.2753

This concludes our responses to the Staff’s comments. Please be advised that the Company acknowledges:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

We appreciate your assistance with this filing and our disclosure obligations. Please do not hesitate to contact the undersigned regarding any questions, comments, or requests for additional information you might have.

Very truly yours,

KRAFT FOODS INC.

/s/ Carol J. Ward
Carol J. Ward
Vice President and Corporate Secretary

Three Lakes Drive • Northfield, IL 60093 • Phone 847.646.8694 • Fax 847.646.2753

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